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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Professional Bancorp, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    743112104
                         ------------------------------
                                 (CUSIP Number)

  Joel W. Kovner, Dr. P.H., Chairman of the Board, Professional Bancorp, Inc.,
              606 Broadway, Santa Monica, CA  90401 (310) 458-1521
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1994
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow box. [ ]

    Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                               (Page 1 of 4 Pages)
- ---------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 743112104               SCHEDULE 13D                Page 2 of 4 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joel W. Kovner, Dr. P.H.
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [ ]     (b) [ ]
- -------------------------------------------------------------------------------
3.  SEC USE ONLY

- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    PF
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER       423,749 shares
                     ----------------------------------------------------------
BENEFICIALLY OWNED   8.  SHARED VOTING POWER         -0- shares
                     ----------------------------------------------------------
BY EACH REPORTING    9.  SOLE DISPOSITIVE POWER  423,749 shares
                     ----------------------------------------------------------
PERSON WITH          10. SHARED DISPOSITIVE POWER    -0- shares
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    423,749 shares
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.9%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------










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CUSIP NO. 743112104               SCHEDULE 13D                Page 3 of 4 Pages


         This Amendment No. 1 to the Schedule 13D, dated April 27, 1992, which was filed with the Securities and Exchange Commission by Joel W. Kovner, Dr. P.H. and relates to the shares of Common Stock of Professional Bancorp, Inc., a Pennsylvania corporation, hereby amends Items 5, 6 and 7 of the Schedule 13D.


Item 5:  Interest in Securities of the Issuer

         Dr. Kovner is the beneficial owner of an aggregate of 423,749 shares of Common Stock, representing approximately 27.9% of the Common Stock outstanding. Such shares include 385,500 shares of Common Stock which are the subject of currently exercisable options granted to Dr. Kovner under the Company's 1982, 1990, and 1992 Stock Option Plans. Until such options are exercised, Dr. Kovner has no voting or disposition powers with respect to the underlying shares of Common Stock.

         Except as described in the preceding sentence, Dr. Kovner has sole power to vote and to dispose of all shares beneficially owned by him. Dr. Kovner has not engaged in any transaction in the Common Stock in the past sixty days. Dr. Kovner knows of no other person who has the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The 423,749 shares of Common Stock shown as beneficially owned by Dr. Kovner include 385,500 shares that are the subject of currently exercisable options granted to Dr. Kovner under the Company's 1982, 1990, and 1992 Stock Option Plans.


Item 7:  Material to be Filed as Exhibits

         1. 1982 Stock Option Plan, previously filed with Dr. Kovner's April 27, 1992 filing on Schedule 13D, incorporated herein by reference.

         2. 1990 Stock Option Plan, previously filed with Dr. Kovner's April 27, 1992 filing on Schedule 13D, incorporated herein by reference.

         3.  1992 Stock Option Plan, filed as Exhibit 1.











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CUSIP NO. 743112104               SCHEDULE 13D                Page 3 of 4 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    17 March 1995                           /S/ JOEL W. KOVNER
- ----------------------       --------------------------------------------------
        (Date)                                   (Signature)

                             Joel W. Kovner, Dr. P.H.
                             Chairman of the Board, President and
                               Chief Executive Officer
                             --------------------------------------------------
                                                 (Name/Title)